Exhibit 12.1
The Navigators Group, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
		( $ in thousands, except ratios)
Income before income taxes	$12,000	68,731	139,182	106,617	$33,754	$52,092
Add:
Portion of rents representative of the interest factor	1,483	2,364	2,131	1,598	1,032	947
Interest expense	2,219	8,871	8,863	6,248	—	—
Letter of credit charges	231	1,055	1,100	964	982	1,036
Amortization of deferred bank fees	4	17	30	159	262	142

Income as adjusted	$15,937	81,037	151,305	115,586	$36,029	$54,217

Fixed charges:
Portion of rents representative of the interest factor	$1,483	$2,364	$2,131	$1,598	$1,032	$947
Interest expense	2,219	8,871	8,863	6,248	—	—
Letter of credit charges	231	1,055	1,100	964	982	1,036
Amortization of deferred bank fees	4	17	30	159	262	142

Total	$3,938	$12,307	$12,124	$8,970	$2,276	$2,125

Ratio of earnings to fixed charges	4.0	6.6	12.5	12.9	15.8	25.5